Exhibit 12.1

	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006	2005	2004
Excluding interest on deposits

Income before income taxes	37,367	9,100	12,261	13,577	13,789	14,048	9,531

Fixed charges
Interest on short-term borrowings & Long-term debt	739	1,099	2,392	2,141	1,884	1,609	1,213
one-third of net rental expense	413	208	144	141	138	123	111

Total fixed charges	1,152	1,307	2,536	2,282	2,022	1,732	1,324

Income from operations before income taxes and fixed charges	38,519	10,407	14,797	15,859	15,811	15,780	10,855

Fixed charges, as above	1,152	1,307	2,536	2,282	2,022	1,732	1,324
Preferred stock dividends (pretax)(1)	1,659	1,600	—	—	—	—	—

Fixed charges including preferred stock dividends	2,811	2,907	2,536	2,282	2,022	1,732	1,324

Ratio of earnings to fixed charges and preferred stock dividend requirements	13.70	3.58	5.84	6.95	7.82	9.11	8.20

Including interest on deposits

Fixed charges including preferred stock dividends, as above	2,811	2,907	2,536	2,282	2,022	1,732	1,324
Add: Interest on deposits	11,091	12,920	18,442	22,669	16,557	9,957	7,624

Total fixed charges including preferred stock dividends and interest on deposits	13,902	15,827	20,978	24,951	18,579	11,689	8,948

Income from operations before income taxes and fixed charges, as above	38,519	10,407	14,797	15,859	15,811	15,780	10,855

Add: Interest on deposits	11,091	12,920	18,442	22,669	16,557	9,957	7,624

Total income from operations before income taxes, fixed charges and interest on deposits	49,610	23,327	33,239	38,528	32,368	25,737	18,479

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.57	1.47	1.58	1.54	1.74	2.20	2.07

(1)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements